UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of onshore field in Sergipe

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Rio de Janeiro, May 10, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on December 11, 2020, informs that it signed with Petrom Produção de Petróleo & Gás Ltda. (Petrom) a contract for the sale of its entire 50% stake in the onshore field of Rabo Branco, located in the Sergipe-Alagoas Basin, in the State of Sergipe.

The signing results from the exercise of the right of first refusal by Petrom, which holds the remaining 50% stake in the field. On December 11, 2020, Petrobras signed with Energizzi Energias do Brasil Ltda. (Energizzi) a purchase and sale contract for its entire stake in the Rabo Branco field, with one of the precedent conditions to the closing of the operation being the non-exercise of the right of first refusal by the operator Petrom. In this process, Petrom communicated the exercise of its right of first refusal to Petrobras, which led to the termination of the purchase and sale contract with Energizzi and the execution of the contract with Petrom, under the same previously established conditions.

The value of the operation is US$ 1.5 million and was fully deposited today in a guarantee account in favor of Petrobras. The closing of the transaction with Petrom is subject to compliance with precedent conditions, such as approval by the Administrative Council for Economic Defense (CADE) and the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

This disclosure is in accordance with Petrobras' internal rules and with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the strategy of portfolio optimization, debt reduction and improvement of the company's capital allocation, increasingly focusing its resources on deep and ultra-deep waters, where Petrobras has shown great competitive edge over the years.

About Rabo Branco field

The Rabo Branco onshore field is part of the BT-SEAL-13 concession, located south of the Carmópolis field, in the Sergipe-Alagoas Basin, in the state of Sergipe. The field's average production in 2020 was 131 bpd. Petrobras has a 50% stake, in partnership with Petrom.

About Petrom

Petrom is a special purpose entity (SPE) set up to manage the activities developed in the Rabo Branco field, in which it is the operator and holds a 50% stake. The company belongs to the Ecom Group, whose activities are focused on the generation and distribution of electricity.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer